The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated February 14, 2019.

Preliminary Pricing Supplement No. U3630
To the Underlying Supplement dated April 19, 2018,

Product Supplement No. I–B dated June 30, 2017,

Prospectus Supplement dated June 30, 2017 and

Prospectus dated June 30, 2017

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 February 14, 2019
Financial Products
$ Autocallable Coupon Buffered Securities due August 20, 2020 Linked to the Performance of the Lowest Performing of the S&P 500® Index and the Russell 2000® Index
•	The securities do not guarantee any return of principal at maturity.

•	If these securities have not been previously automatically redeemed, we will pay a coupon on each Coupon Payment Date in an amount of $30 (equivalent to approximately 6.00% per annum) per $1,000 principal amount of securities.

•	If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of the securities you hold plus the coupon payable on the immediately following Coupon Payment Date. No further payments will be made following an Automatic Redemption. Payment will be made with respect to such Automatic Redemption on the Coupon Payment Date immediately following the relevant Trigger Observation Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	If the Final Level of the Lowest Performing Underlying is less than its Buffer Level, investors will lose 1.25% of their principal for each 1% decline in the level of the Lowest Performing Underlying beyond its Buffer Level. You could lose your entire investment, excluding coupons on the securities.

•	Investors should be willing to (i) forgo dividends and the potential to participate in any appreciation of any Underlying and (ii) lose a significant amount of their investment, excluding coupons on the securities, if the Final Level of the Lowest Performing Underlying is less than its Buffer Level.

•	Senior unsecured obligations of Credit Suisse maturing August 20, 2020. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the securities is expected to be determined on or about February 14, 2019 (the “Trade Date”), and the securities are expected to settle on or about February 20, 2019 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 7 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts may pay a purchase price of at least $998 per $1,000 principal amount of securities.

(2) We or any agent (one of which may be our affiliate) may pay varying discounts and commissions of up to $2 per $1,000 principal amount of securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse Securities (USA) LLC (“CSSU”) is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $970 and $1,000 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

February     , 2019

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlyings:	The securities are linked to the performance of the lowest performing of the Underlyings set forth in the table below. For more information on the Underlyings, see “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” and “The Reference Indices—The FTSE Russell Indices—The Russell 2000® Index” in the accompanying underlying supplement. Each Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level, Buffer Level and Trigger Level:
	Underlying	Ticker	Initial Level	Buffer Level	Trigger Level
	S&P 500® Index	SPX <Index>	2753.03	2202.424 (80% of Initial Level)	2753.03 (100% of Initial Level)
	Russell 2000® Index	RTY <Index>	1542.943	1234.3544 (80% of Initial Level	1542.943 (100% of Initial Level)
Coupons:	If these securities have not been previously automatically redeemed, we will pay a coupon on each Coupon Payment date in an amount of $30 (equivalent to approximately 6.00% per annum) per $1,000 principal amount of securities. If any Coupon Payment Date is not a business day, the coupon will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day. The amount of any coupon will not be adjusted with respect to any postponement of a Coupon Payment Date and no interest or other payment will be payable hereon because of any such postponement of a Coupon Payment Date. No coupons will be payable following an Automatic Redemption. Coupons will be payable on the applicable Coupon Payment Date to the holder of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date, provided that the coupon payable on the Automatic Redemption Date or Maturity Date, as applicable, will be payable to the person to whom the Automatic Redemption Amount or the Redemption Amount, as applicable, is payable.
Automatic Redemption:	If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of the securities you hold (the “Automatic Redemption Amount”) and the coupon payable on the immediately following Coupon Payment Date (the “Automatic Redemption Date”). No further payments will be made following an Automatic Redemption. Payment will be made with respect to such Automatic Redemption on the Coupon Payment Date immediately following the relevant Trigger Observation Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Trigger Event:	A Trigger Event will occur if, on any Trigger Observation Date, the closing level of each Underlying on such Trigger Observation Date is equal to or greater than its respective Trigger Level.
Redemption Amount:	If these securities have not been previously automatically redeemed, at maturity, for each $1,000 principal amount of securities, you will receive a Redemption Amount in cash that will equal $1,000 multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Underlying Return:	For each Underlying, the Underlying Return will be equal to:
•	If the Final Level is greater than or equal to the Buffer Level, zero.
You will not participate in any appreciation of any Underlying.
•	If the Final Level is less than the Buffer Level, an amount calculated as follows:
Downside Participation Rate ×	[	Final Level – Initial Level Initial Level	+ Buffer Amount ]
If the Final Level of the Lowest Performing Underlying is less than its Buffer Level, you will be exposed on a leveraged basis to the decline in the Underlying and will receive less than the principal amount of your securities at maturity. You could lose your entire investment, excluding coupons on the securities.
Buffer Amount:	20%
Downside Participation Rate:	The quotient of the Initial Level divided by the Buffer Level, which equals approximately 125%
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Strike Date:	February 13, 2019

Initial Level:	For each Underlying, the closing level of such Underlying on the Strike Date, as set forth in the table above.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Valuation Date:	August 17, 2020, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Maturity Date:	August 20, 2020, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
CUSIP:	22551LXN5
Key Dates:	Each Trigger Observation Date and Coupon Payment Date is set forth in the table below. The Key Dates are subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Trigger Observation Dates	Coupon Payment Dates
August 15, 2019	August 20, 2019
February 14, 2020	February 20, 2020
Maturity Date

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the underlying supplement dated April 19, 2018, the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated April 19, 2018:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318004962/dp89590_424b2-underlying.htm

•	Product Supplement No. I–B dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000095010317006316/dp77781_424b2-ib.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Prohibition of Sales to EEA Retail Investors

The securities may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities offered so as to enable an investor to decide to purchase or subscribe the securities.

Hypothetical Redemption Amounts and Total Payments on the Securities

The table and examples below illustrate, for a $1,000 investment in the securities, hypothetical Redemption Amounts payable at maturity for a hypothetical range of Underlying Returns of the Lowest Performing Underlying and, in the case of the table, total payments over the term of the securities. The table and examples below assume that (i) a coupon of $30 per $1,000 principal amount of securities will be paid on each Coupon Payment Date, (ii) the securities are not automatically redeemed prior to maturity, (iii) the term of the securities is exactly one year and six months, (iv) the Buffer Amount is 20%, (v) the Buffer Level for each Underlying is 80% of the Initial Level of such Underlying and (vi) the Downside Participation Rate is 125%. The actual coupon amount, Buffer Amount, Buffer Levels and Downside Participation Rate are set forth in “Key Terms” herein. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any individual coupons.

The hypothetical Redemption Amounts and total coupons set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will depend on the Final Level of the Lowest Performing Underlying. It is not possible to predict the Final Level of the Lowest Performing Underlying. Furthermore, it is not possible to predict whether a Trigger Event will occur. If a Trigger Event occurs, the securities will be automatically redeemed for a cash payment equal to the principal amount of the securities you hold, plus the coupon payable, and no further payments will be made with respect to the securities.

You will not participate in any appreciation in the Underlyings. You should consider carefully whether the securities are suitable to your investment goals. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the table and examples below have been rounded for ease of analysis.

TABLE: Hypothetical Redemption Amounts

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount (excluding coupons)	Total Coupons	Total Payment per $1,000 Principal Amount of Securities
100%	0%	$1,000	$90	$1,090
90%	0%	$1,000	$90	$1,090
80%	0%	$1,000	$90	$1,090
70%	0%	$1,000	$90	$1,090
60%	0%	$1,000	$90	$1,090
50%	0%	$1,000	$90	$1,090
40%	0%	$1,000	$90	$1,090
30%	0%	$1,000	$90	$1,090
20%	0%	$1,000	$90	$1,090
10%	0%	$1,000	$90	$1,090
0%	0%	$1,000	$90	$1,090
−10%	0%	$1,000	$90	$1,090
−20%	0%	$1,000	$90	$1,090
−21%	−1.25%	$987.50	$90	$1,077.50
−30%	−12.50%	$875	$90	$965
−40%	−25%	$750	$90	$840
−50%	−37.50%	$625	$90	$715
−60%	−50%	$500	$90	$590
−70%	−62.50%	$375	$90	$465
−80%	−75%	$250	$90	$340
−90%	−87.50%	$125	$90	$215
−100%	−100%	$0	$90	$90

The following examples illustrate how the Redemption Amount is calculated.

Example 1:

Underlying	Final Level
SPX	105% of Initial Level
RTY	110% of Initial Level

Example 1 assumes the level of the Lowest Performing Underlying increases by 5% from its Initial Level to its Final Level. Because the Final Level of the Lowest Performing Underlying is greater than or equal to its Buffer Level, at maturity you would receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities. Even though the Final Level of each Underlying is greater than its respective Initial Level, you will not participate in the appreciation of any Underlying.

Example 2:

Underlying	Final Level
SPX	90% of Initial Level
RTY	95% of Initial Level

Example 2 assumes the level of the Lowest Performing Underlying decreases by 10% from its Initial Level to its Final Level. Because the Final Level of the Lowest Performing Underlying is greater than or equal to its Buffer Level, at maturity you would receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 3:

Underlying	Final Level
SPX	90% of Initial Level
RTY	70% of Initial Level

Example 3 assumes the level of the Lowest Performing Underlying decreases by 30% from its Initial Level to its Final Level. The determination of the Redemption Amount when the Final Level of the Lowest Performing Underlying is less than its Buffer Level is as follows:

Underlying Return of the Lowest Performing Underlying	=	Downside Participation Rate × ([(Final Level - Initial Level) / Initial Level] + Buffer Amount)
	=	125% × [−30% + 20%]
	=	125% × −10%
	=	−12.50%
Redemption Amount	=	$1,000 × (1 + Underlying Return of the Lowest Performing Underlying)
	=	$1,000 × 0.875
	=	$875

In this example, at maturity you would receive a Redemption Amount equal to $875 per $1,000 principal amount of securities because the Final Level of the Lowest Performing Underlying is less than its Buffer Level. You will be exposed on a leveraged basis to any depreciation in the level of the Lowest Performing Underlying from its Initial Level to its Final Level beyond its Buffer Level. In this scenario, you will lose 12.50% of the principal amount at maturity; therefore the securities will provide an effective buffer (which is the difference between the negative performance of the Underlying and the loss on the securities) of 17.50%.

Example 4:

Underlying	Final Level
SPX	80% of Initial Level
RTY	30% of Initial Level

Example 4 assumes the level of the Lowest Performing Underlying decreases by 70% from its Initial Level to its Final Level. The determination of the Redemption Amount when the Final Level of the Lowest Performing Underlying is less than its Buffer Level is as follows:

Underlying Return of the Lowest Performing Underlying	=	Downside Participation Rate × ([(Final Level - Initial Level) / Initial Level] + Buffer Amount)
	=	125% × [−70% + 20%]
	=	125% × −50%
	=	−62.50%
Redemption Amount	=	$1,000 × (1 + Underlying Return of the Lowest Performing Underlying)
	=	$1,000 × 0.375
	=	$375

In this example, at maturity you would receive a Redemption Amount equal to $375 per $1,000 principal amount of securities because the Final Level of the Lowest Performing Underlying is less than its Buffer Level. You will be exposed on a leveraged basis to any depreciation in the level of the Lowest Performing Underlying from its Initial Level to its Final Level beyond its Buffer Level. In this scenario, you will lose 62.50% of the principal amount at maturity; therefore the securities will provide an effective buffer (which is the difference between the negative performance of the Underlying and the loss on the securities) of 7.50%. A comparison of this example with the previous example illustrates the diminishing benefit of the effective buffer as the level of the Underlying decreases.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlyings. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the securities are not automatically redeemed and if the Final Level of the Lowest Performing Underlying is less than its Buffer Level, you will be fully exposed to such negative performance on a leveraged basis, which will progressively offset the protection that the Buffer Amount would offer. In such case, the Underlying Return will be calculated as follows: (i) the Downside Participation Rate (125%) multiplied by (ii) the sum of (a) the percentage decline in the Lowest Performing Underlying from the Initial Level to the Final Level, and (b) the Buffer Amount. Accordingly, the lower the Final Level of the Lowest Performing Underlying, the less benefit you will receive from the buffer. You could lose your entire investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE SECURITIES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest. An investment in the securities also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	MORE FAVORABLE TERMS TO YOU ARE GENERALLY ASSOCIATED WITH AN UNDERLYING WITH GREATER EXPECTED VOLATILITY AND THEREFORE CAN INDICATE A GREATER RISK OF LOSS — “Volatility” refers to the frequency and magnitude of changes in the level of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the Final Level of such Underlying could be less than its Buffer Level, indicating a higher expected risk of loss on the securities. This greater expected risk will generally be reflected in a higher coupon than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Buffer Level) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher coupon may indicate an increased risk of loss. Further, a relatively lower Buffer Level may not necessarily indicate that the securities have a greater likelihood of a return of principal at maturity. The volatility of any Underlying can change significantly over the term of the securities. The levels of the Underlyings for your securities could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose a significant amount of your principal at maturity.

•	AT MATURITY OR UPON AUTOMATIC REDEMPTION, THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS UNPAID COUPONS — At maturity or upon Automatic Redemption, the securities will not pay more than the principal amount plus unpaid coupons, regardless of the performance of any Underlying. Even if the Final Level of each Underlying is greater than its respective Initial Level, you will not participate in the appreciation of any Underlying. The maximum amount payable with respect to the securities (excluding coupons) is $1,000 for each $1,000 principal amount of the securities. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	THE SECURITIES ARE SUBJECT TO A POTENTIAL AUTOMATIC REDEMPTION, WHICH EXPOSES YOU TO REINVESTMENT RISK — The securities are subject to a potential Automatic Redemption. If the securities are automatically redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that provide you with the opportunity to be paid the same coupons as the securities.

•	AN AUTOMATIC REDEMPTION WOULD LIMIT YOUR OPPORTUNITY TO BE PAID COUPONS OVER THE FULL TERM OF THE SECURITIES — The securities are subject to a potential Automatic Redemption. If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of the securities you hold and the coupon payable on that Coupon Payment Date, and no further payments will be made with respect to the securities. In this case, you will lose the opportunity to continue to be paid coupons from the Automatic Redemption Date to the scheduled Maturity Date.

•	YOU WILL BE SUBJECT TO RISKS RELATING TO THE RELATIONSHIP BETWEEN THE UNDERLYINGS — The securities are linked to the individual performance of each Underlying. As such, the securities will perform poorly if only one of the Underlyings performs poorly. For example, if one Underlying appreciates from its Initial Level to its Final Level, but the Final Level of the Lowest Performing Underlying is less than its Buffer Level, you will be exposed to the depreciation of the Lowest Performing Underlying and you will not benefit from the performance of any other Underlying. Each additional Underlying to which the securities are linked increases the risk that the securities will perform poorly. By investing in the securities, you assume the risk that the Final Level of at least one of the Underlyings will be less than its Buffer Level, regardless of the performance of any other Underlying.

It is impossible to predict the relationship between the Underlyings. If the performances of the Underlyings exhibit no relationship to each other, it is more likely that one of the Underlyings will cause the securities to perform poorly. However, if the performances of the equity securities included in each Underlying are related such that the performances of the Underlyings are correlated, then there is less likelihood that only one Underlying will cause the securities to perform poorly. Furthermore, to the extent that each Underlying represents a different market segment or market sector, the risk of one Underlying performing poorly is greater. As a result, you are not only taking market risk on each Underlying, you are also taking a risk relating to the relationship among the Underlyings.

•	THE SECURITIES ARE LINKED TO THE RUSSELL 2000® INDEX AND ARE SUBJECT TO THE RISKS ASSOCIATED WITH SMALL-CAPITALIZATION COMPANIES — The Russell 2000® Index is composed of equity securities issued by companies with relatively small market capitalization. These equity securities often have greater stock price volatility, lower trading volume and less liquidity than the equity securities of large-capitalization companies, and are more vulnerable to adverse business and economic developments than those of large-capitalization companies. In addition, small-capitalization companies are typically less established and less stable financially than large-capitalization companies. These companies may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. Therefore, the Russell 2000® Index may be more volatile than it would be if it were composed of equity securities issued by large-capitalization companies.

•	HEDGING AND TRADING ACTIVITY — We or any of our affiliates may carry out hedging activities related to the securities, including in instruments related to the Underlyings. We or our affiliates may also trade instruments related to the Underlyings from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the securities could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date may be less than the Price to Public.” Therefore, in addition to the level of any Underlying, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

o	the expected and actual volatility of the Underlyings;

o	the expected and actual correlation, if any, between the Underlyings;

o	the time to maturity of the securities;

o	the dividend rate on the equity securities included in the Underlyings;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlyings or markets generally and which may affect the levels of the Underlyings; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYINGS — Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings. The return on your investment is not the same as the total return based on the purchase of the equity securities that comprise the Underlyings.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlyings.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as described in “United States Federal Tax Considerations” below. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the securities, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of the Underlyings based on the closing level of each Underlying from January 2, 2014 through February 13, 2019. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlyings as an indication of future performance of the Underlyings or the securities. Any historical trend in the levels of the Underlyings during any period set forth below is not an indication that the levels of the Underlyings are more or less likely to increase or decrease at any time over the term of the securities.

For additional information on the S&P 500® Index and the Russell 2000® Index, see “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” and “The Reference Indices—The FTSE Russell Indices—The Russell 2000® Index” in the accompanying underlying supplement.

The closing level of the S&P 500® Index on February 13, 2019 was 2753.03.

The closing level of the Russell 2000® Index on February 13, 2019 was 1542.943.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.” The discussions below and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code.

Due to the lack of any controlling legal authority, there is substantial uncertainty regarding the U.S. federal tax consequences of an investment in the securities. In the opinion of our counsel, Davis Polk & Wardwell LLP, it is reasonable under current law to treat the securities for U.S. federal income tax purposes as a put option (the “Put Option”) written by you with respect to the Underlyings, secured by a cash deposit equal to the stated principal amount of the security (the “Deposit”). However, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible that could materially affect the timing and character of income or loss you recognize on the securities. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Trade Date.

Under this treatment:

•	a portion of each coupon paid with respect to the securities will be attributable to interest on the Deposit; and

•	the remainder will represent premium attributable to your grant of the Put Option (“Put Premium”).

We will specify in the final pricing supplement the portion of each coupon that we will allocate to interest on the Deposit and to Put Premium, respectively.

Assuming the treatment of a security as a Put Option and a Deposit is respected, amounts treated as interest on the Deposit should be taxed as ordinary interest income, while the Put Premium should not be taken into account prior to maturity or disposition of the securities.

Under this treatment, upon a redemption of the securities, including at maturity, you should recognize short-term capital gain or loss equal to (i) the aggregate Put Premium previously received (including the Put Premium received upon redemption or at maturity) minus (ii) the difference, if any, between the Deposit and the redemption amount you receive (excluding the final coupon you receive). If you dispose of the securities prior to their maturity (or earlier redemption), you should recognize gain or loss with respect to the Put Option and the Deposit by allocating the amounts you receive on the disposition based on the fair market values of the Put Option and the Deposit at that time.  In the case of the Put Option, the aggregate amount of Put Premium previously received should be added to the amount received upon the disposition for purposes of calculating your gain or loss with respect to the Put Option.

We do not plan to request a ruling from the IRS regarding the treatment of the securities, and the IRS or a court might not agree with the treatment described herein. For example, the entire coupon could be treated as ordinary income at the time received or accrued. Alternatively, the securities might be determined to be contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the securities, including the timing and character of income recognized, might be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the securities and potential changes in applicable law.

Non-U.S. Holders. Except as provided below and in the accompanying product supplement under “Material United States Federal Income Tax Considerations—Securities Held Through Foreign Entities” and “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments,” in general, we currently do not intend to treat coupons paid to a Non-U.S. Holder (as defined in the accompanying product supplement) of the securities as subject to U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification requirements to establish the Non-U.S. Holder’s status as a non-United States person. However, it is possible that the IRS could assert that such payments are subject to U.S. withholding tax, or that we or another withholding agent may otherwise determine that withholding is required, in which case we or the other withholding agent may withhold at a rate of up to 30% on such payments.

Moreover, as discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued prior to January 1, 2021 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the securities and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the securities should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the securities under Section 871(m) will be made as of the Trade Date for the securities and it is possible that the securities will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the securities are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the securities relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the securities.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

FATCA.  You should review the section entitled "Material United States Federal Income Tax Considerations—Securities Held Through Foreign Entities" in the accompanying product supplement regarding withholding rules under the “FATCA” regime. The discussion in that section is hereby modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of affected financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the securities.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. We may also agree to sell the securities to other agents that are parties to the distribution agreement. We refer to CSSU and other such agents as the “Agents.”

The distribution agreement provides that the Agents are obligated to purchase all of the securities if any are purchased.

The Agents may offer the securities at the offering price set forth on the cover page of this pricing supplement and may receive varying discounts and commissions of up to $2 per $1,000 principal amount of securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, the Agents may change the public offering price and other selling terms.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the securities more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

CSSU is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

Credit Suisse